Mail Stop 4561
Via fax (949) 754-8999

April 30, 2009

Douglas F. Garn
Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso, CA 92656

> **Re:** **Quest Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 8-K Filed February 10, 2009**
> **File No. 000-26937**

Dear Mr. Garn:

       We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

1.   We note your risk factor disclosure on page 23 that you face certain risks associated with government contracting. Please tell us what consideration you gave to

including in the "Business" section a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government for both of your reportable segments. See Item 101(c)(ix) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

2.   We note your disclosure that the primary determinant of changes in your maintenance revenue profile is the rate at which your customers renew their annual maintenance and support agreements, and that if your maintenance renewal rates were to decline materially, your maintenance revenues, total revenues and cash flows would likely decline materially as well. Please tell us what consideration you gave to including a detailed quantitative and qualitative discussion of your customers' renewal rates for the covered periods.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51

3.   We note that a substantial portion of your revenue is generated in foreign currencies, and that you have not hedged your currency exposure in the past. Please tell us what consideration you gave to including additional qualitative and quantitative disclosure regarding the risks to your Company posed by multiple currencies, including, but not limited to, the sensitivity of net income and other material reported line items of your financial statements to assumed fluctuations of a specified range of dollar depreciation/appreciation against foreign currencies. In addition, you state that you plan to implement a limited hedging program in the first half of fiscal 2009. In future filings, if material, please include a detailed qualitative and quantitative discussion of your hedging program and its impact on your foreign currency exposure.

Item15. Exhibits, Financial Statements Schedules

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.   We note that VSOE of fair value for PCS for your multiple element arrangements is established based on the price charged in an arms length, annual renewal transaction with end customers where the only offering sold is maintenance. While we note your disclosures on page F-9 where you state that standalone maintenance renewal transactions are "typically" for one year in duration, we also note that the Company offers multi-year maintenance renewal plans. Please clarify whether your analysis

of VSOE of PCS is limited to renewals of one year maintenance services. Also, please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we not your discussion on page 23 regarding increased discounting in maintenance renewal bookings and your disclosures on page 18 where you indicate that it is not uncommon for large, more sophisticated customers to heavily negotiate terms and conditions for services. Tell us what impact, if any, these pricing practices have had on your ability to establish VSOE of fair value for PCS. We refer you to paragraphs 10 of SOP 97-2.

5. We note that VSOE for consulting and training services is determined by reference to the Company's established pricing and discounting practices for these services when sold separately. Please tell us if the rates for such services and the discounts applied vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.

6. We note your disclosures on page 45 where you indicate that effective January 1, 2007 the Company modified your revenue recognition practice for reseller transactions, due to a change in circumstances involving improved cash collection histories with these resellers. We further note that in 2006 and prior years, license revenues from reseller sales were typically deferred until cash was collected from the reseller. Please explain further whether the 2007 change applied to all your channel partner sales or whether it was limited to those resellers for which the Company was able to reasonably establish a history of successfully collecting payments. If this change applied to all reseller sales, tell us how you determined that you met the probability of collection criteria of SOP 97-2. Also, clarify for us whether you recognize revenue from reseller transactions on a sell-in or sell-through basis. Further, tell us how you considered including a discussion of your revenue recognition policy for reseller sales in Note 1.

7. We note your disclosure on page F-11 where you indicate that there are circumstances for which you are unable to recognize revenue related to sales transaction that have been billed but the related receivable has not been collected. You also indicate that while the receivable represents an enforceable obligation, for balance sheet presentation purposes, you offset the deferred revenue with the related accounts receivable. Please describe further the type of transactions for which you apply this accounting. Also, tell us how you determined that it was appropriate to net the deferred revenue against the related accounts receivable and please provide the authoritative guidance you relied upon when making this determination.

8. We note that the Company recognizes channel rebates as an offset to revenue pursuant to EITF 01-09. Please tell us the amount of rebates recognized for each

period presented and to the extent such rebates are material, tell us how you considered including a discussion in MD&A with regards to these pricing adjustments and the effects they have had on your revenues and results of operations for each period presented. We refer you to SEC Release 33-8350.

Note 8. Income Taxes, page F-22

9.   We note that during fiscal 2008, the Company entered into an appeals process with the Interregional Inspectorate of the Federal Tax Service of Russia and you also filed requests with the French Tax Authority in an attempt to resolve tax adjustments proposed by these authorities as a result of their tax audits. Please tell us the amount of the proposed adjustments and the amount, if any, already provided for in the financial statements.

10.   We also note from your disclosures on page 44 that the Company recorded a tax benefit of $5.1 million in fiscal 2008 resulting from the closure of the IRS's examination of your tax returns through December 31, 2004. Tell us how you reflected this benefit in your rate reconciliation on page F-23. If this amount was netted in the "other" line item, then please also explain the other components included in this line item.

Note 10. Employee Benefit Plans

Profit Sharing Plan, page F-26

11.   We note that in October 2008, the Company adopted the 2008 Managing for Results ("MFR") Profit Sharing Plan, which allows you to award performance plan units that are payable in either restricted stock units ("RSU") or cash at the discretion of the Compensation Committee. We further note that for 2008 the Company "expects" to award RSUs and therefore you considered these awards to be equity awards. Tell us the number of awards issued under the MFR plan during fiscal 2008 and tell us how you determined the value of these awards. Also, tell us at what point the Compensation Committee decides how the performance plan units will be paid (i.e. cash or RSUs) and tell us whether this decision is subject to change prior to vesting. In this regard, tell us how you considered the guidance in SFAS 123R in determining that equity classification for these awards is appropriate.

Form 8-K Filed February 10, 2009

12.   We believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on February 10, 2009 (Exhibit 99.1) may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In

addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Douglas F. Garn
Quest Software, Inc.
April 30, 2009
Page 6

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief